Exhibit 99.3

FINANCIAL INFORMATION

Paris, 22 July 2008

Effective as of 22 July 2008 and for a one-year term, renewable by tacit agreement, GDF SUEZ has entrusted Rothschild & Cie Banque with the implementation of a liquidity contract on its shares, listed on the Euronext Brussels exchange.

For the implementation of this contract, the following amount has been allocated to the liquidity account:

•	€15.000.000

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